EXHIBIT 99.1

NewsRelease

TransCanada Announces $2.7 billion of New NGTL System Expansions

CALGARY, Alberta – November 4, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), will contract approximately 4.0 billion cubic feet per day (Bcf/d) of firm new contracts that will lead to a system expansion through to 2017 of up to $2.7 billion.

TransCanada has received requests from multiple parties for significant volumes of new firm services on the NGTL System. The requests result from significant growth in unconventional natural gas supplies in northwestern Alberta and northeastern B.C. and in delivery markets in the Western Canada Sedimentary Basin (WCSB), primarily driven by oil sands development and increased demand for gas-fired electric power generation.

“Expansion of the NGTL System is an important part of TransCanada’s industry leading $46-billion capital growth plan that includes $20 billion of new natural gas pipelines,” said Russ Girling, president and chief executive officer of TransCanada. “The system plays a key role in meeting growing supply and demand requirements within the WCSB and North America.”

The NGTL System currently transports more than three-quarters of total WCSB production to markets within the basin and to downstream Canadian and U.S. export markets. This demand for services is expected to result in a total of approximately 4.0 Bcf/d of incremental firm service contracts. Approximately 3.1 Bcf/d of this volume relates to firm receipt service and about 0.9 Bcf/d relates to firm delivery service.

“These new customer requests cover supply and market areas that are core to the NGTL System’s geography and services,” added Girling. “Capturing these incremental volumes and constructing the new facilities will position NGTL well into the future and enhance the long-term economic viability of the system.”

The estimated capital cost for the 2016/2017 expansion program is approximately $2.7 billion. The investment includes multiple projects that total 540 kilometres (336 miles) of 20 to 48-inch diameter pipeline, seven compressors, 40 meter stations and other associated facilities. Applications to construct and operate the various components of the 2016/2017 expansion program will be filed with the National Energy Board between fourth quarter 2014 through third quarter 2015. Subject to regulatory approvals, construction should start in 2016 with all facilities expected to be in service by second quarter of 2017.

Approximately $285 million of NGTL System related capital projects have been placed in service in the nine months ended September 30, 2014. Including the new 2016/17 facilities capital requirements, NGTL has approximately $6.7 billion of projects in development or under construction, which have been or will be filed with the NEB for approval. This includes the $1.7 billion North Montney Mainline and the $1.9 billion Merrick Mainline Pipeline, along with other new supply and demand facilities.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522